SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 4 to

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

RICA FOODS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

762582-20-3

(CUSIP Number)

Calixto Chaves

1840 Coral Way, Suite 101

Miami, Florida 33145

Telephone No.: (305)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or or 13d-1(g), check the following box  ☐.

CUSIP No. 762582-20-3	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Calixto Chaves

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person IN

CUSIP No. 762582-20-3	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Atisbos de Belen, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person CO

CUSIP No. 762582-20-3	Page 4 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities Only) Inversiones Leytor, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	Sec Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person CO

CUSIP No. 762582-20-3	Page 5 of 11 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities Only) Inversiones La Ribera, S.A.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	Sec Use Only

4.	Source of Funds Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Costa Rica

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power -0- 9. Sole Dispositive Power -0- 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person CO

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on October 15, 1996, as subsequently amended on July 20, 1998, December 17, 1999 and July 14, 2000 (the “Original Schedule 13D”) by Calixto Chaves, a citizen of Costa Rica (“Chaves”), Atisbos Belen, S.A., a Costa Rican corporation (“Belen”), Inversiones Leytor, S.A., a Costa Rican corporation (“Leytor”) and Inversiones La Ribera, S.A., a Costa Rican corporation (“Ribera”) (Chaves, Belen, Leytor and Ribera are sometimes collectively referred to herein as the “Reporting Persons”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Rica Foods, Inc., a Nevada corporation (the “Issuer”). The Reporting Persons are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of shares of Common Stock by the Reporting Persons.

Item 1.	Security and Issuer.

The class of equity securities to which this Amendment relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1840 Coral Way, Suite 101 Miami, Florida 33145.

Item 2.	Identity and Background.

(a) This statement is being filed on behalf of (i) Chaves, (ii) Belen, a corporation wholly owned by Chaves and his spouse, (iii) Leytor, a corporation wholly-owned by Chaves and his spouse and (iv) Ribera, a corporation wholly owned by Chaves and his spouse. Belen, Leytor and Ribera are investment holding companies for certain of the Common Stock of the Company beneficially owned by Chaves and his spouse.

(b) The residence address of Chaves is a Ribera de Belen, Heredia, Costa Rica, trescientos metros al norte, cincuenta metros al oeste, del Cementerio de la localidad. The business address and principal offices of Belen, Leytor and Ribera is 400 meters west of National Panasonic Plant, San Rafael, Alajuela.

(c) Chaves currently serves as the President, Chief Executive Officer and Chairman of the Board of the Issuer.

(d) None of Chaves, Belen, Leytor or Ribera have, in the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) On January 24, 2003, the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) notified the Issuer that it was conducting an informal inquiry of the Company. In response to such notification, the Issuer began providing the Staff information.

On August 15, 2003 , the Commission filed a settled civil injunctive action against the Issuer, Chaves, as the Issuer’s former Chief Executive Officer (the “CEO”) and the Issuer’s Chief Financial Officer (the “CFO”) for violations of the CEO and CFO certification requirements of the Sarbanes-Oxley Act of 2002. The Issuer, Chaves and the CFO have consented, without admitting or denying the allegations in the Commission’s complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (“Final Judgment”). According to the Commission’s complaint, on January 13, 2003, the Issuer filed a Form 10-K

Page 6 of 11 Pages

annual report with the Commission containing a purportedly unqualified independent auditor’s report from Deloitte & Touche. The audit report represented that the Issuer’s consolidated financial statements were presented fairly and in conformity with generally accepted accounting principles. At the time of the filing, however, Deloitte & Touche had not provided the Issuer with a signed audit report and, according to the Commission’s complaint, the Issuer’s financial statements contained material classification errors.

The Final Judgment, among other injunctions issued with respect to the Issuer and the CFO, permanently enjoins Chaves from violating Section 13(b)(5) of the Exchange Act and Rule 13a-14 thereunder and from aiding and abetting violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder. In addition, Chaves was ordered to pay $25,000 in civil penalties.

Except for the proceedings discussed above, none of Chaves, Atisbos, Leytor, or Ribera have, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it or him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable

Item 4.	Purpose of Transaction.

The transaction involves the sale of all shares of Common Stock held, directly or indirectly, by Chaves, Belen, Leytor and Ribera.

Item 5.	Interest in Securities of the Issuer.

(a) None

(b) Not applicable

(c) All shares of Common Stock that were beneficially owned by Chaves, Belen, Leytor and Ribera were sold, pursuant to a Stock Purchase Agreement, dated December 22, 2003 (the “Stock Purchase Agreement”), to Grupo SAMA Consolidado, S.A

(d) Not applicable

(e) Pursuant to the terms of the Stock Purchase Agreement, all shares of Common Stock held by Chaves, Belen, Leytor and Ribera were transferred on December 22, 2003, and Chaves, Belen, Leytor and Ribera ceased to the beneficial owners of any shares of Common Stock on such date.

Page 7 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable

Item 7.	Material to be Filed as Exhibits.

The following document is filed as an exhibit hereto and incorporated herein by reference:

Exhibit 1	Joint Filing Agreement, dated as of December 22, 2003, by and between Calixto Chaves, Atisbos de Belen, S.A., Inversiones Leytor and Inversiones La Ribera

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2003	/s/ Calixto Chaves

Calixto Chaves

Date: December 22, 2003	ATISBOS DE BELEN, S.A.

	By:	/s/ Calixto Chaves

Name: Calixto Chaves
Title: President

Date: December 22, 2003	INVERSIONES LEYTOR, S.A.

	By:	/s/ Calixto Chaves

Name: Calixto Chaves
Title: President

Date: December 22, 2003	INVERSIONES LA RIBERA, S.A.

	By:	/s/ Calixto Chaves

Name: Calixto Chaves
Title: President

Page 9 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

Exhibit 1	Joint Filing Agreement, dated as of December 22, 2003, by and between Calixto Chaves, Atisbos de Belen, S.A., Inversiones Leytor and Inversiones La Ribera.

Page 10 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with regard to the common stock of Senesco Technologies, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this agreement as of the 22nd day of December, 2003.

/s/ Calixto Chaves

Calixto Chaves

ATISBOS DE BELEN, S.A.

By:	/s/ Calixto Chaves

Name: Calixto Chaves
Title: President

INVERSIONES LEYTOR, S.A.

By:	/s/ Calixto Chaves

Name: Calixto Chaves
Title: President

INVERSIONES LA RIBERA, S.A.

By:	/s/ Calixto Chaves

Name: Calixto Chaves
Title: President

Page 11 of 11 Pages